Exhibit 4.42

GroupM EXECUTIVE SAVINGS PLAN

SUMMARY PLAN DESCRIPTION

May 2005

GroupM EXECUTIVE SAVINGS PLAN

SUMMARY PLAN DESCRIPTION

INTRODUCTION

This booklet is your Summary Plan Description (“SPD”) for the GroupM Executive Savings Plan (the “Executive Savings Plan”). The Executive Savings Plan is designed to recognize your individual contribution to GroupM’s overall team effort by giving you an opportunity to defer receipt of a portion of your income, thereby deferring taxes and by targeting a 25% matching contribution of your deferral. The Executive Savings Plan helps you to supplement your retirement benefits.

You should read this booklet carefully and refer here first when you have any questions about the Executive Savings Plan. If this SPD does not answer your questions, or if you need further information, you may contact the Corporate Human Resources Department at GroupM, 498 7th Avenue, 2nd floor, New York, NY 10018, 212 297-8505.

HOW DOES THE PLAN WORK?

The GroupM (the “Company”) Executive Savings Plan is a “non-qualified plan,” which is a promise by an employer to participants to pay income, at some future date, for services performed currently. By deferring income into the Executive Savings Plan, amounts are sheltered from immediate income taxes (but not FICA taxes), by deferring the payment of income taxes until you receive a distribution from the Plan (which is when you leave the employ with the WPP Group or when you retire, whichever occurs first). All future deferred income payments are subject to income tax withholding.

It is important to note that once you choose to participate in this Executive Savings Plan, you cannot stop deferrals during the calendar year; however, you do have the option not to participate the following year.

WHEN AM I ELIGIBLE TO PARTICIPATE?

Participation in the Executive Savings Plan is limited to key employees and is by personal invitation only. Membership is highly selective to ensure a meaningful financial opportunity for all participants. You are invited to participate during the Annual Plan Offering, which is held in November or December of each year for the following year, or when you are first hired (you must elect to participate within 30 days of your hire date). Participation is totally voluntary.

One of the requirements of this kind of plan is that you must elect to defer income before you receive it – therefore, should you not elect to participate in the Executive Savings Plan during the designated entry periods as described above, you will have to wait until the next Annual Plan Offering. Please note that invitations are given each year – participation for one year does not guarantee an invitation to participate the following year. In addition, you must elect to defer income in order to receive the Company match.

HOW MUCH CAN I DEFER?

You can defer up to 20% of your annual base salary. Under the Executive Savings Plan, your deferrals earn interest at the average prime rate compounded monthly. The earnings also accumulate tax-deferred. If you do not participate in any year, your account balance will continue to be credited with interest until it is distributed to you.

WHAT IS THE COMPANY MATCH?

The Company may afford you a targeted match of 25% of the first 10% of your base pay you defer each year. The match is credited to your account on December 31st of that plan year or your termination date, which ever occurs first.

Please note that if you choose not to defer into the Executive Savings Plan, you will not receive any Company match – the match is contingent upon you participating in the Plan.

WHAT IS PENSION MAKEUP?

Because of IRS rules and regulations, income that you defer into the Executive Savings Plan is not considered eligible compensation for the purpose of calculating The Company’s contribution to Profit Sharing Plan or your contributions to the 401(k) Plan. In order to keep you from being penalized by these rules and regulations, the Company will credit your account with an amount equal to the current Plan year’s Profit Sharing Contribution. You must be employed by the Company on December 31st of each plan year to receive the make-up.

You will receive this make-up regardless of whether or not you are eligible to participate in the Profit Sharing Plan at that time.

Your other group benefits (such as life insurance and long term disability) are not affected by your decision to defer income.

HOW ARE PLAN DEFERRALS RECORDED?

The Executive Savings Plan is intended to be an unfunded unsecured plan maintained by the Company primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to ERISA Sections 201(2), 301(a)(3) and 401(a)(1). When you defer income, an entry is made in a ledger showing that you were owed income by the Company and that you chose to defer receipt until a later date. The interest and Company credits are recorded in the same ledger.

Benefits under the Executive Savings Plan are paid out of the Company’s general assets and are therefore not protected from claims by the Company’s creditors. There is no trust and nothing contained in this Executive Savings Plan or any action taken with respect to the provisions herein is intended to create a trust of any kind. You are relying on the Company’s promise to pay the Executive Savings Plan’s benefits in the future. Should the Company become insolvent or bankrupt, you will have no greater rights to your Executive Savings Plan benefits than a general unsecured creditor.

You may purchase a surety bond from a surety company or a letter of credit from a bank to secure your deferred compensation payments should the Company default on those payments. A surety bond is a type of performance bond issued by a surety insurance company. You would pay the premium to the surety insurance company for the bond coverage. The Company cannot be involved, either directly or indirectly, in the purchase of the surety bond or letter of credit as this will be viewed by the IRS as creating a funded non-qualified plan that will be currently taxable to you. If you wish to purchase a surety bond or letter of credit, we strongly advise that you consult the services of a tax professional.

You will receive annual statements showing your deferrals, the Company match, pension make-up, and interest so you can monitor the growth of your benefit.

WHEN WILL I BE ENTITLED TO RECEIVE MY BENEFIT?

You will receive a distribution of your Executive Savings Plan benefits when you terminate employment with the WPP Group (if you remain employed with WPP or any of its affiliated companies, your funds may not be paid out until you no longer work for a company in the WPP Group) or when you retire, whichever occurs first.

You are immediately 100% vested in your contributions. The contributions GroupM makes to your account on your behalf are subject to vesting. You will only be vested in your employer’s contributions after you have worked at the Company for five (5) consecutive years.

The distributed benefits are included in your gross income in the year in which they are received by you and are subject to income taxes. Since FICA taxes were paid at the time of deferral, no FICA taxes will be withheld at the time of distribution.

HOW WILL MY BENEFIT BE PAID?

No withdrawals are permitted from the Executive Savings Plan while you are still an active Company employee and no loans are permitted at any time. If you leave the WPP Group for any reason, your vested account balance will be paid to you in a lump sum within 60 days following your termination or retirement date (subject to income tax withholding). However, if you are a key employee as defined in Internal Revenue Code section 416(i) and the regulations thereunder, you will need to wait six (6) months before your funds may be distributed.

WHAT HAPPENS IF I DIE?

If you die before receiving your benefit from the Executive Savings Plan, the benefits will be paid to your designated Beneficiary in one lump sum. When you are given the opportunity to participate in the Plan, you will receive a Beneficiary Designation form. You may designate of one or more persons as the Beneficiary or Beneficiaries who will be entitled to receive the amount payable under from the Executive Savings Plan upon your death. You may, from time to time, revoke or change your Beneficiary designation by filing a new designation with the Company.

The last Beneficiary designation received by the Company will be controlling. No designation, change or revocation of a Beneficiary designation will be effective unless received by the Company prior to your death. If no such Beneficiary designation is in effect at the time of your death, or if no designated Beneficiary survives you, the payment of any Executive Savings Plan benefits upon your death will be made to your surviving spouse, or if you have no surviving spouse, to your children, or if you have no children, to the legal representative of your estate.

WHAT ELSE SHOULD I KNOW?

Annual Base Pay

Annual base pay is defined as your base pay (excluding bonus, stock options, and commissions)

Incompetent Payee

If anyone entitled to a benefit becomes legally incapacitated or is otherwise unable to manage his financial affairs, the Company may pay his benefit to someone else (such as a named Beneficiary or duly appointed representative or guardian) for the benefit of that person.

Employment Rights Not Implied

Participation in the Executive Savings Plan neither gives an Employee the right to be retained in the employ of the Company, nor guarantees his rights or claim to any benefit except as specified in the Executive Savings Plan.

Interpretation

The Company shall have full power and authority to interpret and administer the Executive Savings Plan. The Company’s interpretation and construction of any provision or action taken under the Executive Savings Plan shall be binding and conclusive on all persons for all purposes.

Claims Procedure

Initial Claims

If you or your Beneficiary does not receive a benefit to which you believe you are entitled, you or your Beneficiary must file a written claim with the Company. The Company will provide you or your Beneficiary with the necessary information and make all determinations as to the right of any person to a disputed benefit. Your claim will be processed within 90 days (in special circumstances, this period may be extended for an additional 90 days by written notice to you). If your claim has been denied, you will be notified in writing and such notification will include the reasons for the denial, specific references to pertinent plan provisions, and a description of any additional material or information regarding your claim.

If notification of approval of a claim is not received within the time limits set forth above, the claim will automatically be considered denied.

Disputed Claims

If you are dissatisfied with any decision on your claim, you have the right to request, in writing, a review of the decision. You also have the right to review pertinent documents and to submit issues and comments in writing. A request for review, giving the reason the decision is believed to be in error, must be made not later than 60 days after a decision on a claim is received.

All requests for review of determinations under the Executive Savings Plan should be addressed to the Company at the address specified in the Introduction to this SPD.

Within 60 days of receipt of a request for review of the disputed claim (in special circumstances, 120 days, by written notice to you), the Company will review the claim and advise you or your Beneficiary, in writing, of its determination. The Company’s decision on appeal will be final.

If notification of determination of a claim is not received within the time limits set forth above, the claim will automatically be considered denied.

Assignment

The right of any participant or any other person to the payment of benefits under the Executive Savings Plan shall not be assigned, transferred, pledged or otherwise encumbered.

Amendment and Termination

The Company reserved the right to amend, modify or terminate the Executive Savings Plan at anytime. Any such action by the Company shall not reduce the benefits you have accrued to the date of such action.

Governing Law

To the extent not preempted by ERISA, the Executive Savings Plan shall be governed by the laws of the State of New York.